Filed by Zendesk, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

Disclaimers Cautionary Statement Regarding Forward-Looking Statements This communication and the accompanying oral presentation contains forward-looking statements, including, among other things, statements regarding the anticipated beneﬁts of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future ﬁnancial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk’s or Momentive’s operations or operating results, as may be further discussed in the appendix to this communication. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s ﬁnancial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to diﬀer materially from the forward-looking statements in this communication (and the accompanying oral presentation), including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated beneﬁts of the proposed transaction or those beneﬁts taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely aﬀect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the eﬀect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) the risk of a potentially adverse reaction by Zendesk stockholders or Momentive stockholders that oppose the proposed transaction; (vii) potential litigation related to the proposed transaction and the resulting expense or delay; (viii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (ix) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (x) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (xi) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xii) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xiii) the eﬀect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash ﬂow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiv) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xvi) the intensely competitive market in which Zendesk operates; (xvii) the development of the market for software as a service business software applications; (xviii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xix) Zendesk’s ability to eﬀectively market and sell its products to larger enterprises; (xx) Zendesk’s ability to develop or acquire and market new products and to support its products on a uniﬁed, reliable shared services platform; (xxi) Zendesk’s reliance on third party services, including services for hosting, email, and messaging; (xxii) Zendesk’s ability to retain key employees and attract qualiﬁed personnel, particularly in the primary regions Zendesk operates; (xxiii) Zendesk’s ability to eﬀectively manage its growth and organizational change, including its international expansion strategy; (xxiv) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate suﬃcient revenues to achieve or sustain proﬁtability; (xxv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected beneﬁts of such acquisitions; (xxvi) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvii) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxviii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond eﬀectively to both historical and future data breaches; (xxix) Zendesk’s ability to comply with privacy and data security regulations; (xxx) Zendesk’s ability to optimize the pricing for its solutions; and (xxxi) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents ﬁled by either Zendesk or Momentive from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward- looking statements made in this communication to reﬂect events or circumstances after the date of this communication or to reﬂect new information or the occurrence of unanticipated events, except as required by law.

Disclaimers No Oﬀer or Solicitation This communication is not intended to and shall not constitute an oﬀer to sell or the solicitation of an oﬀer to sell or the solicitation of an oﬀer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No oﬀer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Additional Information and Where to Find It This communication relates to a proposed business combination transaction between Zendesk, Inc. (“Zendesk”) and Momentive Global Inc. (“Momentive”). In connection with the proposed transaction, Zendesk intends to ﬁle with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The deﬁnitive joint proxy statement/prospectus (if and when available) will be delivered to Zendesk’s stockholders and Momentive’s stockholders. Each of Zendesk and Momentive may also ﬁle other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are ﬁled or will be ﬁled with the SEC by Zendesk or Momentive through the website maintained by the SEC at www.sec.gov. Copies of the documents ﬁled by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents ﬁled with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at https://investor.momentive.ai or upon written request to Momentive at investors@momentive.ai. Participants in the Solicitation Zendesk, Momentive, their respective directors and certain of their respective executive oﬃcers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the proposed transaction. Information about Zendesk’s directors and executive oﬃcers and their ownership of Zendesk common stock is set forth in Zendesk’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A ﬁled with the SEC on April 2, 2021. Information about Momentive’s directors and executive oﬃcers and their ownership of Momentive’s common stock is set forth in Momentive’s proxy statement for its 2021 Annual Meeting of Stockholders on Schedule 14A ﬁled with the SEC on April 20, 2021. To the extent that holdings of Zendesk’s or Momentive’s securities have changed since the amounts printed in Zendesk’s or Momentive’s proxy statement, such changes have been or will be reﬂected on Statements of Changes in Beneﬁcial Ownership on Form 4 ﬁled with the SEC. Additional information regarding the interests of the participants in the proxy solicitations will be contained in the joint proxy statement/ prospectus when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. MNTV Information This communication and the accompanying oral presentation contain certain information regarding the business, operations and ﬁnancial results of Momentive and its subsidiaries. This information (including the Momentive metrics deﬁnitions in the appendix) has been prepared by Momentive and its subsidiaries, and although Zendesk believes the information regarding Momentive and its subsidiaries is accurate in all material respects, Zendesk does not make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information regarding Momentive and its subsidiaries contained in this presentation or the accompanying oral presentation. Zendesk is not responsible for, and has not participated in the preparation of the ﬁnancial information of Momentive. The ﬁnancial results of Momentive and its subsidiaries have not been reviewed by Zendesk’s independent auditors.

Accelerating growth

WHERE WE STARTED

$1,332M % 40 CAGR since IPO $1.3B Revenue (Est) 100+ Customers over $1M+ ARR $127M 2021 2014 (EST) 2021 is based on the mid-point of our latest guidance of $1,329M-$1,335M

TICKETING SYSTEM 111,800 ~ CUSTOMERS MESSAGING AND LIVE CHAT HELP CENTER 160+ VOICE COUNTRIES COMMUNITY ~ 5,500 CHATBOTS EMPLOYEES REPORTING AND ANALYTICS AGENT WORKSPACE SALES PLATFORM

POWERING BUSINESS PROCESSES



DATA ANALYTICS
SHIP TO
Cozy Sweaters Co
1122 Park
Los Angeles CA
PROACTIVE COMMUNICATION
Hi! Here's a shipping label for your sweater return.
And here are some other sweaters you might like:
CUSTOMER REQUESTS A REFUND
SHIPPING LABEL GENERATED
Hi! I'd like to return a sweater
Answer Bot
I can definitely help with that
Refund
Exchange
Type a message
- $40.26
Cozy Sweater
$40.26
Initiate refund
REFUND INITITATED
SALES DEPARTMENT
CUSTOMER SERVICE
CUSTOMER PROFILE

Product Making the complex easy

Enterprise Accelerating our Product GTM motions Making the complex easy

Customer intelligence From insights Product Enterprise to action Making the Accelerating our complex easy GTM motions

Customer satisfaction

�� SAY �� DO �� THINK ❤ FEEL

The customer intelligence operating system

Accelerating growth with the customer CUSTOMER intelligence company INTELLIGENCE PRODUCT-LED GROWTH SALES-LED GROWTH

Momentive overview

Momentive gives leaders the power to shape what’s next Powerful products — Easy to use Massive scale Enterprise-grade platform | Purpose-built use cases | Designed to scale 19M+ EXTERNAL CUSTOMERS INTERNAL CUSTOMERS POTENTIAL CUSTOMERS ACTIVE USERS Customer Employee Market insights experience 9M+ experience solutions solutions solutions DAILY ML/AI PREDICTIONS 25M+ ENTERPRISE-GRADE PLATFORM QUESTIONS ANSWERED DAILY Signal collection | ML/AI analytics | Insights engine 55B QUESTIONS ANSWERED Data as of Q3’21 See appendix for detailed definitions

SUBTITLE Momentive gives leaders the power to shape what’s next World-class Transforming at scale: Early days, customer base compelling results in sales-assisted GTM $150M $460M 345K+ Natural tailwind to RUN RATE ORGANIZATIONAL SALES-ASSISTED total company REVENUE CUSTOMERS RUN RATE REVENUE 20% MRQ GROWTH 37% MRQ GROWTH growth rate over time as high growth % 119% 10,500 107 sales-assisted SALES-ASSISTED MULTI-SEAT ORGANIZATIONAL channel becomes CUSTOMERS PRODUCTS NRR CUSTOMER NRR larger portion of revenue mix % 95 OF FORTUNE 500 SALES-ASSISTED % OF TOTAL REVENUE OVER TIME Data as of Q3’21 See appendix for detailed definitions [ NOTE AS OF [ XX/XX/XX ]

The last 5 years have been transformative

Today, we're so much more than the SurveyMonkey you thought you knew

Today

TRANSFORMATION AT SCALE

Sales-assisted GTM reaches $150M revenue run rate; growing 37%

3 years ago

GTM TRANSFORMATION BEGINS

Sales-assisted GTM begins scaling; ~$30M revenue run rate

5 years ago

PRODUCT TRANSFORMATION BEGINS

Begin investment in enterprise-grade product

PRODUCT & BRAND MILESTONES

- **2021** | Re-branded as Momentive to better reflect capabilities of product portfolio
- **2020** | Launched first set of market insights solutions and integrated CX platform
- **2019** | Expanded deeper in customer experience with two acquisitions
- **2017 - 2018** | Enterprise-grade platform investment — deeper solutions and functionality for most use cases usabilla

GetFeedback

Today data as of Q3'21

3 Years Ago data as of Q3'18

See appendix for detailed definitions

The world’s top companies rely on Momentive

We solve valuable, relevant customer problems DIGITAL WE’RE ALL NOW Business dynamics are changing TRANSFORMATION DIGITAL NATIVES 1. Customer expectations are higher than ever. 2. Every company has gaps between expectations and what they deliver. 3. Feedback is essential in closing these gaps. 4. Legacy solutions are services-dependent, RAPID INNOVATION “DATA-DRIVEN” manual, slow and expensive. REQUIRED TO MEET IS THE NORM EXPECTATIONS Macro trends

Multi-billion dollar opportunity within established addressable markets

Massive existing market being disrupted by digital transformation

Billions of spend remains in legacy services firms and outdated solutions



~13%
CAGR[1]
$25B+
~20%
CAGR[1]
$26B+
~10%
CAGR[1]
$30B+
$81B+
VOICE OF CUSTOMER
VOICE OF EMPLOYEES
MARKET RESEARCH
MOMENTIVE

CAGRs calculated based on 2021-2025 period

Surveys + Voice of Customer: IDC Worldwide Customer Intelligence and Analytics Applications Software Forecast, 2021-2025

Voice of Employee: IDC Worldwide and U.S. Employee Experience Software and Services Forecast, 2021-2025

Market Research + Insights: internal Zendesk and Momentive estimates

We have a winning value proposition - our software resonates with companies of all sizes VALUE PROPOSITION EXPERIENCE MANAGEMENT LANDSCAPE Enterprise grade • Powerful, yet easy to use • Fast time-to-value • Actionable AI/ML-driven Insights • Complex Easy-to-Use Rigid Flexible Services dependent Services optional

A robust, enterprise-grade platform

EXTERNAL CUSTOMERS
CUSTOMER EXPERIENCE APPLICATIONS

INTERNAL CUSTOMERS
EMPLOYEE EXPERIENCE SOLUTIONS

POTENTIAL CUSTOMERS
MARKET INSIGHTS SOLUTIONS

CORE APPLICATION CAPABILITIES

CREATE
- FORMS
- FLOW
- SCORE
- CUSTOM DATA
- LOGIC
- SUGGEST
- WEB INTERCEPT
- DATA PIPING

COLLECT
- EMAIL
- APP
- SURVEY
- API
- CHAT
- WEB INTERCEPT
- EXPERIENCE
- PROGRAM

ANALYTICS CAPABILITIES

ANALYZE
- STATS ANALYSIS
- TIME SERIES ANALYSIS

VIZUALIZE
- ANALYSIS UI
- DASHBOARDS

AUTOMATE
- AI INSIGHTS
- SENTIMENT, TEXT, TOPICS

CONNECT
- ALERTS

PLATFORM CAPABILITIES

CORE SERVICES
- AUTHENTICATION
- IDENTITY
- AUTHORIZATION
- ENTITLEMENTS
- BILLING
- PAYMENTS
- NOTIFICATIONS
- MESSAGING

CORE CAPABILITIES
- CLOUD
- CI/CD
- CSE
- DEVOPS
- SECURITY
- ROLES
- PERMISSIONS
- ADMIN

DATA - INTEGRATIONS - APIS

Next generation analytics power multiple use cases Machine learning core Data export Reusable services AUTOMATED INSIGHTS NLP/NLU Auto insights generator Data visualization Cloud Data Lake DATA-RICH VISUALIZATIONS

Our scale is a competitive PANELISTS USERS advantage 2+ million ~880K Paid users respondents every 19M+ Active users weekday DATA ASSETS RESPONSES Predictions, 55 billion questions benchmarks answered recommendations Data as of Q3'21. See appendix for detailed definitions

We solve valuable, relevant problems across any organization MARKET INSIGHTS CUSTOMER EXPERIENCE EMPLOYEE EXPERIENCE SOLUTIONS SOLUTIONS SOLUTIONS Potential customers External customers Internal customers Concept testing Customer experience Employee engagement E-commerce optimization Diversity, equity, and inclusion Brand, industry, cohort tracking The customer Product feedback Compliance tracking Pricing analysis challenge Customer testimonials COVID-19 compliance Brand lift / campaign eﬀectiveness Stakeholder satisfaction Return to work / oﬃce Market segmentation Win / loss analysis Team productivity Usage and attitudes Timely market data to make Improve customer Drive increased productivity better decisions: relationships by increasing: by strengthening: The value we • Product adoption deliver Customer retention Employee engagement • • Lifetime value Employee retention • Brand awareness/perception • • Net promoter scores (NPS) New hire conversion rates • Customer usage and attitudes • • (new opportunities) Satisfaction (CSAT) Workplace inclusion • •

World-class product-led growth motion seeds sales GTM

PRODUCT-LED GROWTH
High quality customer base

345,000+ Organizational customers

40k+ From enterprises with >1,000 employees

1 in 3 Paid users on a Teams plan

107% Organizational customer net retention rate

PRODUCT LED GROWTH CONVERSIONS TO SALES

4x

Average uplift in account value when a customer converts from product-led growth to sales-assisted

SALES GTM
Proven expansion vectors


1x
5x
>10x

Average customer size with one product

Average customer size of two products vs. one product

Average customer size of three products vs. one product

119% Multi-seat product net retention rate

94% Sales-assisted customers with one product today

Data as of Q3'21. See appendix for detailed definitions

"Teams Plan" refers to SurveyMonkey Teams, a multi-user annual plan, primarily used by small groups, collaborating on feedback management

See appendix for detailed definitions of bookings and product count

Product-led growth to sales-assisted motion FORTUNE 100 FORTUNE 100 FORTUNE 500 DIVERSIFIED FINANCIAL SERVICES SOFTWARE TECHNOLOGY COMPANY INSTITUTION COMPANY 2021 | ~$1.5M 2021 | ~$625k 2021 | ~$1.3M 44x 82x 17x Continued expansion in usage Expansion to 2 products Expansion to 3 products Expansion in usage 4x 2019 | ~$1.1M 2019 | ~$350k 2019 | ~$400k Sales customer and Sales customer; Expansion to 2 products expansion to 3 products Expansion in usage Heavy usage of 1 product 2017 | ~$30k 2017 | ~$75k 2017 | <$10k Primarily product-led Historically product-led growth seats Product-led growth only growth seats Converted to sales customer Q4’17 Dollar values represent last twelve-month bookings for each customer 2021 refers to Q2'21, 2019 refers to Q4'19, 2017 refers to Q4’17 See appendix for detailed definitions of bookings and product count

Customers are excited about the future “No one is better positioned than Zendesk and Momentive to help us understand the customer we have today and the Dara Khosrowshahi 300+ customers we want to have tomorrow.” CEO Requests from Momentive customers for deep Zendesk integrations in Q3’21 Customer call quotes “Our customer success infrastructure is increasingly reliant on two companies: Zendesk and Momentive. I can’t wait to see “I can see nothing but good things… it makes a lot Hayden Brown the innovation that comes out of this combination.” of sense.” PRESIDENT, CEO “I have this dream of creating a complete customer listening system… using Zendesk plus “Both Momentive and Zendesk have scaled with Chime since Momentive.” our early days and helped us stay close to customers at every stage of our journey. Now, their combination will help us Ryan King “A combination of Zendesk and Momentive would connect the dots between customer sentiment and interactions FOUNDER, CTO so we can take fast action to improve the experience we oﬀer be great for anybody using either one.” — and turn casual customers into lifetime Chime members.”

Accelerating growth with the customer CUSTOMER INTELLIGENCE intelligence company PRODUCT-LED GROWTH SALES-LED GROWTH

Executing at scale

A different approach to customer service Grounded in customer experience Powerfully easy Open and flexible Data rich Best total cost of ownership

2021% 32 Q3 revenue growth A year of accelerating 100+ 32% Customers > $1M ARR 29% growth for (Nearly 2x YoY) as of Q3’21 26% 23% Zendesk % 25 ARR of customers on Suite (85% of new business ARR) >2,500 Companies joined our Last 4 quarters YoY revenue growth Q4'20 Q1'21 Q2'21 Q3'21 startups program YTD

2021 Alignment and execution driving growth Product GTM alignment execution Scaled global ● ● New Suite Scaled SMB & commercial machine ● ● Enterprise focus Beyond inbound: Outbound, Partners ● Conversational CRM ● Complete enterprise GTM

2021 Delivering on key innovations that customers need Complete Enterprise Conversational service suite maturity CRM Bigger deals Building to scale Strong demand for Messaging 36% YoY ADS growth in Q3 40% YoY growth in customers with more than Fastest growing channel, with 51% growth YoY in Q3 1,000 unique agents provisioned Net retention increasing Great entry point 122% in Q3, 10 points higher YoY Open, ﬂexible ecosystem $11.3B TAM available outside of service through 73% of 1,000+ employee segment installed a messaging (in 2025) Broad product usage marketplace app 58% of Suite customers (in Q3) use three or more Adoption accelerating key capabilities Simplifying complexity Q4 LAUNCHES All customers begin with messaging • AI-powered agent tools • • Intelligent triage • Customizable self-service

2022 Product investments that will unlock growth Enterprise Conversational CRM Product Capabilities to Grow Market Reach Building now for the future of CX AI & ML Sunshine platform

2022 CONVERSATIONAL CRM 2022 ENTERPRISE INVESTMENTS Customers with 1,000+ unique provisioned agents Capabilities to 70 grow market reach More and more large agent functionality 52.5 • Actionable workforce engagement reporting • Intelligent workﬂow management • Advanced staﬀ and license management 35 Customizability to meet Enterprise needs • Flexible agent workspace 17.5 • Easily integrate into any system • Bring all data into your workﬂow 0 Security ﬁt to grow further in Finance, 2016 2017 2018 2019 2020 2021 Healthcare, and Government • Granular roles and permissions Based on the count of distinct email addresses provisioned • Change and access audit logs as agents or administrators on Zendesk Support or Suite. • Industry leading customer data control

2022 CONVERSATIONAL CRM Building now for the future of CX Messaging is not just about a new channel, it's about a new conversational CRM experience Building for this new paradigm is hard, yet those who try to bolt it on will lose customers Next year, we're building out • Extensive CPaaS capabilities • Sophisticated AI for all customers • Easy management of multi-channel, multi-session customer engagement

AI PLATFORM Investing in an intelligent, Sunshine extensible foundation Platform • Powers enterprise capabilities • Lynchpin of service products, sales products, and future integrations • Embedded into Suite plans AI & ML • Powers chatbots and conversational ﬂows • Embedded throughout core use cases • Accelerated by Cleverly.ai acquisition

Zendesk + Momentive

Accelerating growth with the customer CUSTOMER INTELLIGENCE intelligence company PRODUCT-LED GROWTH SALES-LED GROWTH

Building on a shared history of PRODUCT-LED GROWTH product-led growth PRODUCT SELF-SERVE INTEGRATION GROWTH

SELF-SERVE GROWTH Cross-selling across bases 35% YoY Growth in Zendesk self-serve bookings in Q3 Setup Surveys & Feedback Zendesk has over 100,000 customers that buy online, Momentive has 335,000.

NEAR TERM OPPORTUNITIES Product integration That solved my issue ACME On average, Zendesk customers send out more than two million surveys a day.

NEAR TERM OPPORTUNITIES Product integration Customer insight Aggregated scores based on survey and VOC participation over time. Intelligent suggestions Review data and manually create tickets based on Automated individual survey comments. ticket creation Dynamically generated based on survey results. Survey participation Get a quick snapshot of survey completion.

THE START OF CUSTOMER INTELLIGENCE Product integration Customer AI-powered segmentation recommendations Slice and dice your user Get recommendations that base to uncover granular enable businesses to trends, insights, and proactively get ahead of recommendations. emerging trends. Experience Customer scores sentiment Gauge the overall experience that your business provides Understand what your customers and how it’s trending. customers think and feel about key parts of your business.

Customer intelligence: from insights to action CUSTOMER INTELLIGENCE

INTRODUCING Customer intelligence Connect insights to action for more meaningful customer relationships Listen to your customers Collect critical information about customers needs, experiences and expectations Develop a rich picture Combine all customer data, with real time market research and insights for the context you need to truly understand Act on insights Empower teams to take action by connecting real intelligence to the people and systems that drive change in the business

ZENDESK + MOMENTIVE Unlocking powerful use cases across every department For CX: Improve customer loyalty and retention with real-time feedback that enables your team to take action immediately REVENUE AGILITY For Marketing: Get more targeted with your marketing and EFFICIENCY proactively engage customers with what they really want COST For Sales: Connect sales to potential opportunities in real time and NPS assess your customer engagement at every touchpoint to fuel growth CSAT For Product: Understand customer satisfaction with each part of the product, LOYALTY inform planning eﬀort and resolve open issues with customers in hours not months. CHURN ENGAGEMENT For HR: Understand and act on employee sentiment to improve employee retention

Expanding opportunities

WE HAVE ACCELERATED OUR GROWTH IN 2021 Our key strategies propel our growth and scale Enterprise Product Accelerating our Making the GTM motions complex easy

BY THE NUMBERS 100+ Customers with $1M+ Accelerating ARR as of Q3'21 enterprise % 36 100+ YoY increase in average growth deal size as of Q3'21% 10 YoY increase in average contract length as of Q3’21% 84 of new Enterprise customers* Number of customers purchase Zendesk Suite since launch with >$1M ARR Q3'18 Q3'19 Q3'20 Q3'21 *Customer accounts with >$250K ARR

Our journey to accelerating growth in the enterprise

Strategic investments across our global GTM org is paying off

- Global leadership
- Account executives
- Solution consultants
- Professional services
- Partner sales
- Customer success
- Business development
- Field marketing
- Sales strategy and operations



$250K+ ARR as % of total ARR
20%
37%
Q1 '18
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Q3 '19
Q4 '19
Q1 '20
Q2 '20
Q3 20
Q4 '20
Q1 '21
Q2 '21
Q3 '21

~3x increase in GTM people from 2018 to 2021

Our journey to accelerating growth in the enterprise Rich GTM motions and product capabilities yields successful transformational engagements • Deep GTM vertical expertise • Enterprise product capabilities • Robust partner ecosystem • Transformational implementations

Transformational engagements are here to stay % Partners are Over 60 of large Enterprise* % engaged in 40 of deals are outside customers stay our enterprise* deals of the US longer with low C/C *ARR > $250k Percentages as of this year

Zendesk Suite unlocks greater enterprise growth Beneﬁts to the enterprise • Broader product capabilities • Faster time to customer value of new Enterprise customers* % 84 purchase Zendesk Suite average customer upsell when % Suite promotes higher average deal sizes migrating to Suite since launch 20 ~ and better customer retention for Zendesk *Customer accounts with ARR > $250k Suite launched in Q1 2021

Commercial and SMB segments remain a strong growth engine Strong combined growth of 34% YoY in book of business COMMERCIAL Attracted to simplicity and fast time to value Digital natives + growing with Zendesk Healthy appetite for innovation and growth Fuel experimentation STARTUPS/SMB through to the enterprise

Zendesk + Momentive

Our key strategies propel our growth and scale Customer intelligence From insights Enterprise Product to action Accelerating our Making the GTM motions complex easy

Building on Zendesk’s strength in sales-led growth SALES-LED GROWTH CROSS SELL INTERNATIONAL ENTERPRISE OPPORTUNITIES EXPANSION REACH

DEEPER CUSTOMER UNDERSTANDING NPS CROSS SELL OPPORTUNITIES Customer satisfaction (CSAT) Sentiment analysis Providing the SMARTER MARKETING Brand tracking intelligence Zendesk Competitive Intel customers are Consumer insights looking for MORE EFFICIENT SELLING Account health pulse Qualiﬁcation Event feedback BUILDING BETTER PRODUCTS Concept testing Product feedback Price sensitivity Momentive offers rich capabilities we can sell MEETING EMPLOYEE NEEDS immediately into Zendesk’s 100K+ customer base Employee Pulse Benchmarking Workplace equity and inclusion

CROSS SELL OPPORTUNITIES Enhancing the customer experience value in the Enterprise sales assisted customers % 85 are not yet on Zendesk of Fortune 500 are % 95 Momentive customers Zendesk adds a robust system of action and experience capabilities to Momentive’s 345,000+ customer base

INTERNATIONAL EXPANSION Expand Momentive capabilities further into global markets Zendesk’s sales team 6x size vs Momentive’s Zendesk’s sales team % 50 outside the US Our large combined team will operate Zendesk’s revenue at scale to realize Momentive’s % 50 outside the US untapped global opportunity

INTERNATIONAL EXPANSION Expand Momentive capabilities further into global markets Zendesk’s sales team 6x size vs Momentive’s Zendesk’s sales team % 50 outside the US Our large combined team will operate Zendesk’s revenue at scale to realize Momentive’s % 50 outside the US untapped global opportunity

Accelerating growth with the customer intelligence company CUSTOMER INTELLIGENCE REVENUE SYNERGIES 2023: ~$55M PRODUCT-LED GROWTH 2024: ~$150M 2025: ~$275M SALES-LED GROWTH

ENTERPRISE REACH | ZENDESK + MOMENTIVE We unlock conversations across the entire organization - within Unlocking powerful use cases across Customer, Marketing, Sales, every department with the customer Product and HR departments intelligence company For CX: Improve customer loyalty and retention with real-time feedback that enables your team to take action immediately REVENUE AGILITY For Marketing: Get more targeted with your marketing and EFFICIENCY proactively engage customers with what they really want COST For Sales: Connect sales to potential opportunities in real time and NPS assess your customer engagement at every touchpoint to fuel growth CSAT For Product: Understand customer satisfaction with each part of the product, LOYALTY inform planning eﬀort and resolve open issues with customers in hours not months. CHURN ENGAGEMENT For HR: Understand and act on employee sentiment to improve employee retention

Delivering results

TOTAL REVENUE ($M) $1,332 Consistently strong growth $1,030 since IPO Outstanding long term track $816 record of sustainable growth % 40 CAGR since IPO $599 2014-2021 $430 $313 $209 $127 76% 64% 50% 38% 39% 36% 26% 29% 2014 2015 2016 2017 2018 2019 2020 2021 EST. YoY GROWTH 2021 is based on the mid-point of our latest guidance of $1,329M-1,335M, provided with the Q3 2021 earnings release

WE HAVE ACCELERATED OUR GROWTH IN 2021 Our key strategies propel our growth and scale Enterprise Product Accelerating our Making the GTM motions complex easy

PRODUCT: MAKING THE COMPLEX EASY SUITE REST OF ARR Strong Suite adoption by new and existing customers 36% Q3 YoY increase in ADS 25% ~20% 16% average customer upsell when migrating to Suite 7% since launch Q1 ‘21 Q2 ‘21 Q3 ‘21 Suite launched in Q1 2021

Strong momentum in 125% % 122 Net Expansion Rate 120% Strength in customer expansions and churn and contraction as more customers adopt Suite and we win 115% more enterprise customers 110% 105% 100% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 '18'18'18'18 19 '19'19'19'20'20'20'20'21'21'21

ACCELERATING OUR GTM MOTION Acceleration in large customer wins $1M+ ARR customers $250K+ ARR as % of total ARR % 37 100+ $0 $53 $46 $37% 20 $33 25+ $0 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 '18'18'18'18'19'19'19'19'20'20 20 '20'21'21'21 '18'18'18'18'19'19'19'19'20'20 20 '20'21'21'21

Strong ST RPO LT RPO $1,167 RPO growth $1,130 $1,002 $925 $384 As we sign customers $378 $800 $322 to larger contracts with $298 $713 $673 % longer commitments $240 10 $205 $184 Q3 YoY increase in average contract $783 $752 $680 length $627 $560 $508 $489 Q1’20 Q2’20 Q3’20 Q4’20 Q1’21 Q2’21 Q3’21 YoY growth Total RPO 53% 36% 43% 44% 49% 58% 46% ST RPO 41% 30% 39% 36% 39% 48% 40% LT RPO 94% 51% 56% 65% 75% 84% 60%

OUR PREVIOUS GROWTH GOAL $3B+ revenue $3.1B by 2025 The long-term goal we laid out in February 2021% $1.0B 25 2021-2025 CAGR 2020 2021 2022 2023 2024 2025 Compound Annual Growth Rate: (End Value/Start Value)^(1/Years) - 1

YEAR 1 SCORECARD OF OUR $3B+ GROWTH GOAL Already exceeding revenue and cash flow Free cash flow acceleration Revenue acceleration % % 29.4 11 % YoY growth Free cash 25.5 ﬂow margin YoY growth % 7 ~53M Free cash % 57 increase ﬂow margin $1,329- $1,280- $140-150M $1,335M $1,305M $1,332M at mid-point $1,293M at mid-point $85-100M 2021 FREE INCREASE 2021 FREE 2021 REVENUE 2021 REVENUE CASH FLOW IN 2021 CASH FLOW based on Q1 2021 guidance based on Q3 2021 guidance GUIDANCE based on Q1 2021 guidance based on Q3 2021 guidance YoY revenue growth is calculated based on the midpoint of guidance. Free cash flow equals net cash provided by operating activities, less purchases of property and equipment and internal-use software development costs. Free cash flow margin equals free cash flow divided by revenue, based on guidance midpoint for revenue and free cash flow.

OUR STRATEGIES AND EXECUTION ARE DELIVERING REVENUE PATH NOW Increasing REVENUE PATH AS OF EARLY 2021 confidence in $3.4B achieving even 26% 2021-2025 higher goals CAGR now $3.1B 25% 2021-2025 CAGR before $1.3B 2021 2022 2023 2024 2025 This slide represents Zendesk on a stand-alone basis Compound Annual Growth Rate: (End Value/Start Value)^(1/Years) - 1

SIGNIFICANT RUNWAY FOR GROWTH AHEAD OF US Zendesk to continue to outpace addressable market by 2x CSS AND CONTACT CENTER SALES CPAAS + MESSAGING $85B + INTERNAL HELP DESK 26% 2021-2025 $22B Zendesk 31% revenue 2018-2021 $53B CAGR $18B Zendesk $8B revenue $33B CAGR $13B 13% $10B 2021-2025 $45B 17% TAM $31B CAGR $23B 2018-2021 TAM CAGR 2018 2021 2025 Sources: CSS + Contact Center, Sales, and Internal Help Desk: IDC Semiannual Software Tracker 2H20 Forecast CPaaS + Messaging: IDC Worldwide Communications Platform as a Service Forecast, 2021-2025 Note: numbers may not add up due to rounding Compound Annual Growth Rate: (End Value/Start Value)^(1/Years) - 1

Significant TAM expansion with the addition of Momentive $81B ~$165B 2025 TAM $30B THE CUSTOMER INTELLIGENCE COMPANY $26B $25B MARKET RESEARCH + INSIGHTS $85B $22B VOICE OF EMPLOYEE $18B SURVEYS + VOICE $45B OF CUSTOMER CPAAS + MESSAGING + SALES The customer CSS AND CONTACT CENTER + INTERNAL HELP DESK intelligence company Sources: CSS + Contact Center, Sales, and Internal Help Desk: IDC Semiannual Software Tracker 2H20 Forecast CPaaS + Messaging: IDC Worldwide Communications Platform as a Service Forecast, 2021-2025 Surveys + Voice of Customer: IDC Worldwide Customer Intelligence and Analytics Applications Software Forecast, 2021-2025 Voice of Employee: IDC Worldwide and U.S. Employee Experience Software and Services Forecast, 2021-2025 Market Research + Insights: internal Zendesk and Momentive estimates Note: numbers may not add up due to rounding

Accelerating growth with the customer intelligence company CUSTOMER INTELLIGENCE REVENUE SYNERGIES 2023: ~$55M PRODUCT-LED GROWTH 2024: ~$150M 2025: ~$275M SALES-LED GROWTH

Accelerating ZENDESK $4.6B MOMENTIVE our growth MOMENTIVE 2021 Momentive acquisition enables SYNERGIES us to accelerate our growth 27% rate at greater scale 2021-2025 combined CAGR $3.4B 26% 2021-2025 stand-alone $1.3B CAGR 2021 is based on Zendesk's latest guidance of FY 2021 revenue of $1,329-1,335M, provided with the Q3 2021 earnings release; based on Momentive's 2021 2022 2023 2024 2025 guidance of FY 2021 revenue of $443-447M, provided on 08/04/2021 with the Q2 earnings release

Our long term model goal Continuing to scale our business with disciplined financial management 2021 Zendesk 2025 Zendesk + Long term guidance Momentive goal goal NON-GAAP % % % ~82 82-83 83-84 GROSS MARGIN NON-GAAP % % % ~7.5 14-16 20+ OPERATING MARGIN For non-GAAP gross margin and operating margin, refer to appendix for non-GAAP reconciling items. 2021 Zendesk non-GAAP gross margin and operating margin percentages represent margin guidance for fiscal year 2021.

OUR INITIAL 2022 GUIDANCE - ZENDESK ON A STAND-ALONE BASIS Strong stand-alone GUIDANCE revenue growth supported by REVENUE investment $1.675 - $1.705B NON-GAAP OPERATING MARGIN % ~7.5

Accelerating growth with the customer CUSTOMER INTELLIGENCE intelligence company PRODUCT-LED GROWTH SALES-LED GROWTH

Appendix

About Zendesk Zendesk started the customer experience revolution in 2007 by enabling any business around the world Zendesk does not provide a reconciliation of its non-GAAP operating margin guidance to GAAP to take their customer service online. Today, Zendesk is the champion of great service everywhere for operating margin for future periods beyond the current ﬁscal year because Zendesk does not provide everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of guidance on the reconciling items between GAAP operating margin and non-GAAP operating margin for millions of customers over telephony, chat, email, messaging, social channels, communities, review sites such periods, as a result of the uncertainty regarding, and the potential variability of, these items. The and help centers. Zendesk products are built with love to be loved. The company was conceived in actual amount of such reconciling items will have a signiﬁcant impact on Zendesk’s non-GAAP operating Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs margin and, accordingly, a reconciliation of GAAP operating margin to non-GAAP operating margin more than 5,000 people across the world. Learn more at www.zendesk.com. guidance for such periods is not available without unreasonable eﬀort. About non-GAAP financial measures Zendesk’s disclosures regarding its expectations for its non-GAAP gross margin include adjustments to its expectations for its GAAP gross margin that exclude share-based compensation and related expenses in Zendesk’s cost of revenue, amortization of purchased intangibles primarily related to developed To provide investors and others with additional information regarding Zendesk’s results, the following technology, and acquisition-related expenses. The share-based compensation and related expenses non-GAAP ﬁnancial measures were disclosed: non-GAAP gross proﬁt and gross margin, non-GAAP excluded due to such adjustments are primarily comprised of the share-based compensation and related operating expenses, non-GAAP operating income (loss) and operating margin, non-GAAP net income expenses for employees associated with Zendesk’s infrastructure and customer experience (loss), non-GAAP net income (loss) per share, basic and diluted, free cash ﬂow, and free cash ﬂow organization. margin. Zendesk does not provide a reconciliation of its non-GAAP gross margin guidance to GAAP gross margin Zendesk provides disclosures regarding its free cash ﬂow, which is deﬁned as net cash from operating for future periods because Zendesk does not provide guidance on the reconciling items between GAAP activities, plus repayment of convertible senior notes attributable to debt discount, less purchases of gross margin and non-GAAP gross margin, as a result of the uncertainty regarding, and the potential property and equipment and internal-use software development costs. Free cash ﬂow margin is variability of, these items. The actual amount of such reconciling items will have a signiﬁcant impact on calculated as free cash ﬂow as a percentage of total revenue. Zendesk uses free cash ﬂow, free cash Zendesk’s non-GAAP gross margin and, accordingly, a reconciliation of GAAP gross margin to non-GAAP ﬂow margin, and other measures, to evaluate the ability of its operations to generate cash that is gross margin guidance for the period is not available without unreasonable eﬀort. available for purposes other than capital expenditures and capitalized software development costs. Zendesk believes that information regarding free cash ﬂow and free cash ﬂow margin provides investors Zendesk uses non-GAAP ﬁnancial information to evaluate its ongoing operations and for internal with an important perspective on the cash available to fund ongoing operations. planning and forecasting purposes. Zendesk’s management does not itself, nor does it suggest that investors should, consider such non-GAAP ﬁnancial measures in isolation from, or as a substitute for, Zendesk has not reconciled free cash ﬂow guidance to net cash from operating activities for the year ﬁnancial information prepared in accordance with GAAP. Zendesk presents such non-GAAP ﬁnancial ending December 31, 2021 because Zendesk does not provide guidance on the reconciling items measures in reporting its ﬁnancial results to provide investors with an additional tool to evaluate between net cash from operating activities and free cash ﬂow, as a result of the uncertainty regarding, Zendesk’s operating results. Zendesk believes these non-GAAP ﬁnancial measures are useful because and the potential variability of, these items. The actual amount of such reconciling items will have a they allow for greater transparency with respect to key metrics used by management in its ﬁnancial and signiﬁcant impact on Zendesk’s free cash ﬂow and, accordingly, a reconciliation of net cash from operational decision-making. This allows investors and others to better understand and evaluate operating activities to free cash ﬂow for the year ending December 31, 2021 is not available without Zendesk’s operating results and future prospects in the same manner as management. unreasonable eﬀort.

Zendesk's management believes it is useful for itself and investors to review, as applicable, both GAAP information that may include items such as share-based compensation and related expenses, amortization of debt discount and issuance costs, amortization of purchased intangibles, acquisition-related expenses, loss on early extinguishment of debt, and real estate impairments, and the non-GAAP measures that exclude such information in order to assess the performance of Zendesk's business and for planning and forecasting in subsequent periods. When Zendesk uses such a non-GAAP financial measure with respect to historical periods, it provides a reconciliation of the non-GAAP financial measure to the most closely comparable GAAP financial measure.

When Zendesk uses such a non-GAAP financial measure in a forward-looking manner for future periods, and a reconciliation is not determinable without unreasonable effort, Zendesk provides the reconciling information that is determinable without unreasonable effort and identifies the information that would need to be added or subtracted from the non-GAAP measure to arrive at the most directly comparable GAAP measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed above.

About operating metrics

Zendesk reviews a number of operating metrics to evaluate its business, measure performance, identify trends, formulate business plans, and make strategic decisions. These include compound annual growth rate (CAGR), the number of logos, net expansion rate, annual recurring revenue, and the percentage of its annual recurring revenue from customers with more than $250,000 in annual recurring revenue.

Zendesk's number of logos is a consolidation of paid customer accounts across our solutions, exclusive of Zendesk's legacy Starter plan, free trials, or other free services, as of the end of the period. A paid customer account is one individual billing relationship for subscription to our services. Zendesk calculates its logo number by consolidating paid customer accounts that share common corporate information as a single organization or customer may have multiple paid customer accounts across its solutions to service separate subsidiaries, divisions, or work processes. As of September 30, 2021, Zendesk had approximately 111,800 logos. Zendesk does not currently include in its logo metric logos associated with its legacy analytics product, its legacy Outbound product, its legacy Starter plan, its legacy Sell product, legacy Sunshine Conversations, its legacy Smooch product, free trials, or other free services. We may from time to time refer to "customers" or "brands" in our publicly-available disclosures, each of which refers to our number of logos.

Zendesk's dollar-based net expansion rate provides a measurement of our ability to increase revenue across our existing customer base through expansion of authorized agents associated with a logo, upgrades in subscription plans, and the purchase of additional products as offset by contraction and churn in authorized agents associated with a logo, and downgrades in subscription plans. Zendesk does not currently incorporate operating metrics associated with its legacy analytics product, its legacy Outbound product, its legacy Starter plan, its legacy Sell product, legacy Sunshine Conversations, its legacy Smooch product, free trials, or other free services into its measurement of dollar-based net expansion rate. Dollar-based net expansion rate is based upon our annual recurring revenue for a set of logos on Zendesk's products. Annual recurring revenue is determined by multiplying monthly recurring revenue by 12.

Monthly recurring revenue is a legal and contractual determination made by assessing the contractual terms, as of the date of determination, as to the revenue we expect to generate in the next monthly period, assuming no changes to the subscription and without taking into account any usage above the subscription base, if any, that may be applicable to such subscription. Zendesk excludes the impact of revenue that it expects to generate from fixed-term contracts that are each associated with an existing account, are solely for additional temporary agents, and are not contemplated to last for the duration of the primary contract for the existing account from its determination of monthly recurring revenue. Zendesk additionally excludes the impact of accounts that are free-trial accounts that did not result in paid subscriptions, and temporary coupons, such as short-term discounts that were applied to certain accounts due to the COVID-19 pandemic, from its annual recurring revenue. Monthly recurring revenue is not determined by reference to historical revenue, deferred revenue, or any other United States generally accepted accounting principles, or GAAP, financial measure over any period.

Zendesk calculates its dollar-based net expansion rate by dividing the retained revenue net of contraction and churn by Zendesk's base revenue. Zendesk defines its base revenue as the aggregate annual recurring revenue across its products from logos as of the date one year prior to the date of calculation. Zendesk defines the retained revenue net of contraction and churn as the aggregate annual recurring revenue across its products for the same customer base included in the measure of base revenue at the end of the annual period being measured.

Zendesk does not currently incorporate operating metrics associated with its legacy analytics product, its legacy Outbound product, its legacy Starter plan, Sell, Sunshine Conversations, its legacy Smooch product, free trials, or other free services into its measurement of dollar-based net expansion rate.

For a more detailed description of how Zendesk calculates its dollar-based net expansion rate, please refer to Zendesk’s periodic reports ﬁled with the Securities and Exchange Commission. Zendesk’s percentage of annual recurring revenue that is generated by customer accounts with more than $250,000 in annual recurring revenue is determined by dividing the total annual recurring revenue from customer accounts with more than $250,000 in annual recurring revenue from our products other than Sell and Sunshine Conversations as of the measurement date by the total annual recurring revenue for all customer accounts from our products other than Sell and Sunshine Conversations as of the measurement date. Zendesk determines the customer accounts with $250,000 in annual recurring revenue as of the measurement date based on the annual recurring revenue of a customer account at the measurement date. A “customer account” is based on an identiﬁer tracked in our internal sales system as a separate and distinct buying entity. Zendesk determines its bookings as the incremental additional annual recurring revenue from contracts that were entered into during the referenced ﬁscal quarter. Zendesk determines its net bookings as bookings less any annual recurring revenue lost from contracts which have not been renewed or a decrease in the level of paid services with our solutions over the referenced ﬁscal quarter. Zendesk's annual revenue run rate is based on its revenue for the most recent applicable quarter. Zendesk annualizes such results to estimate its annual revenue run rate by multiplying the revenue for its most recent applicable quarter by four. Zendesk's annual revenue run rate is not a comprehensive statement of its ﬁnancial results for such period and should not be viewed as a substitute for full annual or interim ﬁnancial statements prepared in accordance with GAAP. In addition, Zendesk's revenue for the most recent applicable quarter or annual revenue run rate are not necessarily indicative of the results to be achieved in any future period. Zendesk determines its average deal size by dividing the annual recurring revenue from bookings for our products other than Sell and Sunshine Conversations in a quarter by the number of deals that were entered into during that quarter. ZENDESK and the stylized Z logo are registered trademarks owned by Zendesk, Inc. For a more complete list of Zendesk’s trademarks, service marks, service or trade names, logos or other designations of Zendesk, please visit https://www.zendesk.com/company/trademark-property/ trademarks/.

Momentive metrics definitions

Active User
Momentive defines an active user as someone who has registered an account with Momentive or logged in to their account in the last year.

Average Uplift From Converting a Product-Led Growth Customer to a Sales-Assisted Customer
The analysis is based on quarterly revenue data from the Surveys product and calculated on a per domain basis. Data is filtered to only include domains that had self-serve revenue in the four quarters preceding the sales-assisted deal and domains with sales-assisted revenue over the following four quarters greater than or equal to $5,000. Momentive calculates this metric as of a period end for the entire cohort based on the sum of the self-serve and sales-assisted revenue for the four quarters inclusive of the quarter of when the sales-assisted deal closes for each sales-assisted customer divided by the last four quarters of revenue from the self-serve business preceding the quarter when the sales-assisted deal closed.

Bookings
Momentive calculates bookings as the sum of the monthly and annual contract values for contracts sold during a period for Momentive's monthly and annual customers, respectively.

Most Recent Quarter (MRQ) Growth
Year-over-year revenue growth in the most recently reported fiscal quarter.

Multi-Seat Products Dollar-Based Net Retention Rate (NRR)
Momentive calculates Multi-Seat Products NRR as of a period end by starting with the trailing 12 months of bookings from the cohort of all organizational domain-based customers as of the 12 months prior to such period end ("Prior Period Bookings"). Momentive then calculates the trailing 12 months of bookings from these same customers as of the current period end ("Current Period Bookings"). Current Period Bookings includes any upsells and is net of contraction or attrition, but excludes bookings from new domain-based customers in the current period. Prior Period Bookings and Current Period Bookings are calculated excluding bookings from Momentive's Market Research self-serve products, and excluding bookings from organizational domain-based customers with individual user products (individual annual and monthly single user plans) where the individual user product was the only product within an organizational domain or where it didn't result in a downgrade or upgrade. Momentive then divides the total Current Period Bookings by the total Prior Period Bookings to arrive at the Multi-Seat Products dollar-based net retention rate.

Number of Products (In the Context of a Momentive Customer)
A Momentive customer is defined as having one product if the trailing 12-month bookings within a particular Product Line (Surveys, Customer Experience, Market Research, Apply / Techvalidate / Engage) is greater than $0. The same methodology is applied to determine Momentive customers with two products, three products, and four products.

Organizational Customer
As of September 30, 2021, over 90% of Momentive's trailing 12-month bookings were from organizational domain-based Momentive customers, which are Momentive customers who register with Momentive using an email account with an organizational domain name, such as @momentive.ai, but excludes Momentive customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo.

Organizational Customer Dollar-Based Net Retention Rate (NRR)
As of September 30, 2021, over 90% of Momentive's trailing 12-month bookings were from organizational domain-based Momentive customers, which are Momentive customers who register with us using an email account with an organizational domain name, such as @momentive.ai, but excludes Momentive customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo. Momentive calculates bookings as the sum of the monthly and annual contract values for contracts sold during a period for Momentive's monthly and annual customers, respectively. Momentive calculates organizational dollar-based net retention rate as of a period end by starting with the trailing 12 months of bookings from the cohort of all organizational domain-based Momentive customers as of the 12 months prior to such period end ("Prior Period Bookings"). Momentive then calculates the trailing 12 months of bookings from these same Momentive customers as of the current period end ("Current Period Bookings"). Current Period Bookings includes any upsells and is net of contraction or attrition, but excludes bookings from new domain-based Momentive customers in the current period. Momentive then divides the total Current Period Bookings by the total Prior Period Bookings to arrive at the organizational dollar-based net retention rate.

Percentage of Sales-Assisted Customers with One, Two, or Three Products
A sales-assisted Momentive customer, being a Momentive customer sold through Momentive's sales team, is defined as having one product if the trailing 12-month bookings within a particular Product Line (Surveys, Customer Experience, Market Research, Apply / Techvalidate / Engage) is greater than $0. The same methodology is applied to determine Momentive customers with two products, three products, and four products. Momentive calculates the total number of Momentive customers which satisfy each respective product count cohort and divide that figure by the total sales-assisted Momentive customers across all cohorts to arrive at a percentage of sales-assisted Momentive customers with one, two, three, or four products.

Paid User An individual Momentive customer of Momentive’s survey platform or form-based application, a seat within a SurveyMonkey Enterprise deployment or a subscription to one of Momentive’s purpose-built solutions. One person would count as multiple paying users if the person had more than one paid license at the end of the period. For example, if an individual paying user also had a designated seat in a SurveyMonkey Enterprise deployment, Momentive would count that person as two paying users. Sales-Assisted Customer Momentive customers sold through Momentive’s sales team. Revenue Run Rate Momentive’s most recently reported quarter revenue, multiplied by four.